

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2012

<u>Via E-mail</u>
Mary McClean
CEO and President
Contemporary Signed Books, Inc.
600 Lexington Avenue, 10th Floor
New York, NY 10022

> **Re: Contemporary Signed Books, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 14, 2011**
> **File No. 333-178490**

Dear Ms. McClean:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Your disclosure indicates that you are a development stage company that has had limited operations and have sustained cumulative losses of $22,461. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Prospectus Cover Page

2. We note that the registration statement covers the sale of common shares that are being offered by affiliates in large amounts. Generally, we view resale transactions by affiliates in this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415 of Regulation C. Under that rule, equity securities offered by or on behalf of the registrant cannot be sold in an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule 415.   Your offering does not appear to meet that requirement. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Please also make clear that these persons are underwriters of this offering. Revise your prospectus accordingly, including your cover page, summary, selling stockholders and plan of distribution section. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

3. We note your risk factor that your auditor's have issued a going concern opinion. Please discuss your auditor's going concern opinion in the prospectus summary and management's discussion and analysis of financial condition and results of operation.

Prospectus Summary, page 1

Summary Financial Information, page 1

4. Please revise to clearly disclose that revenues, operating expenses and net loss are presented for the year ended August 31, 2011 and that total assets, total liabilities and total stockholders' equity is presented as of August 31, 2011.

Summary of the Offering, page 2

5. Please clarify your disclosure to make clear which shares will be offered for ninety (90) days. Please make a similar revision to your Plan of Distribution disclosure.

6. Please include the shares of common stock being offered for your benefit on a best efforts basis.

Use of Proceeds, page 13

7. We note that you will accept payment by promissory note. Please file a copy of the promissory note as an exhibit to your filing. Also, in the appropriate places in your prospectus, please provide additional details regarding the terms of the promissory note.

For example, state when payment under the note will be due and disclose the interest rate that will be paid, if any. Also, disclose whether this note is intended to be a full recourse note and what remedies you will pursue to collect upon the note if not paid in a timely matter.

8. You indicate here that you will "receive proceeds partially from cash payment and partially from repayment of the promissory notes." Considering it is possible that all of the consideration you receive for the shares you are offering will be in the form of promissory notes, please revise your disclosure to indicate as much, with a view to advising readers that there is no assurance that you will have additional cash available from this offering to fund your operations.

9. Please revise to more clearly articulate the intended use of proceeds. See Item 504 of Regulation S-K. In this regard, we note your Milestones on page 44 which appears to outline those expenditures necessary to execute your business plan. Alternatively, if you have no specific plan for use of the proceeds, then revise to so state and discuss the principal reasons for the offering.

Dilution, page 14

10. Since you are offering up to 3.0 million shares of common stock on a best efforts basis and there are no minimum proceeds required to close the offering, please also provide the dilution information required by Item 504 of Regulation S-K assuming that 25%, 50% and 75% of the shares are sold in the offering.

11. We note that you have deferred registration costs aggregating $20,445 as of August 31, 2011. Please explain to us why estimated offering expenses do not equal or exceed such deferred costs or revise your estimate of offering expenses and dilution computations accordingly.

12. Please include a table comparing the public contribution under the proposed offering and the effective cash cost to officers, directors, promoters and affiliated persons of common stock acquired by them since inception. Refer to Item 504 of Regulation S-K.

Selling Stockholders, page 15

13. We note your disclosure that none of the selling stockholders are affiliates of the company. However, we note that Jeffrey Hillock, Vice President and Director, Mary McClean, CEO, President and Director, and Jacqui Samuels, Secretary and Treasurer are all listed as selling stockholders. Please revise or advise.

Our Business, page 27

Market Opportunity, page 28

14. Please revise this section to clarify and better describe the status of your current operations and your proposed business operations. Please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. For example, explain how many books you will need to sell to become profitable and how you determine whether a particular book is an appropriate one to add to your inventory. In this regard, also describe your cost structure, including how you determine the price at which you offer to sell your books, in enough detail so that investors can evaluate your business plan.

15. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

- "The collecting of signed books has grown enormously in the past fifty years with booksellers and collectors setting prices for novels, …" page 28;

- "There are no guarantees in any investment, but based on the research we have conducted, this particular market has seen signed first-edition books skyrocket in value over time." Page 30; and,

- "According to R. R. Bowker, there are an estimated 10,000 books published annually in the United States alone." Page 34.

These are only examples. Please provide us with these reports or studies or tell us if the statement represents management's belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Sources and Availability of Products and Supplies, page 36

16. Please revise your disclosure to discuss the sources and availability of autographed books and provide the names of the principal suppliers you have historically used. Further, please disclose the material terms of any material contracts with your principal suppliers. Also, if written, please file the material contracts as exhibits. Please refer to Items 601(b)(10) of Regulation S-K.

Management, page 37

17. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

18. In describing the experience of your directors and executive officers, please ensure that you clearly articulate the role they played with their prior employers. For example, your indication that Mr. Hillock has been "involved" in over 50 Broadway theatrical productions does not clearly describe his role.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

19. Please include a discussion of known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net revenue or income and any events that may cause a material change in the relationship between costs and net revenue. Please also include a discussion of any known trends or any demands, commitments, events or uncertainties that will result in or are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to Item 303(a) of Regulation S-K.

20. We note that total assets as of August 31, 2011 include deferred registration costs that will be charged against the gross proceeds of the offering. As such, please disclose that total assets as of August 31, 2011 include such deferred registration costs.

21. Please disclose the amount of offering proceeds required to fund budgeted expenditures for the next 12 months. In addition, please include a discussion of your ability to fund budgeted expenditures and execute your business plan if you do not raise the required level of funding, including a discussion of how you would revise your business plan and budgeted expenditures.

Milestones, page 44

22. We note that in your risk factors entitled "If our estimates related to expenditures are erroneous or inaccurate, our business may fail and you could lose your entire investment" on page 6, that you state you will need approximately $77,700 over the next 12 months to carry out your business plan. However, we note that your Milestones appear to require less than $77,700 to execute. Please reconcile your disclosures or advise.

23. We note your indication in several of your milestones that you intend to "develop your web-site." Considering it appears that you already have a web-site that is operable, please elaborate upon how you intend to develop or enhance it further.

Liquidity and Capital Resources, page 44

24. When you state here that you will require additional funding to continue operations beyond the first 12 months that implies that you have sufficient funds to meet your needs for the next 12 months. However, it is not clear whether that includes the $77,700 to execute your business plan. In this regard, please revise your disclosure to make clear what funds you will need for the next 12 months and whether you have access to those funds. If you are dependent upon proceeds from this offering, please clearly state that there is no assurance that you will receive any proceeds and, because you are allowing for the issuance of promissory notes as consideration for shares, receipt of such proceeds is not guaranteed.

Financial Statements, page 48

25. Please note that Rule 8-08 of Regulation S-X requires you to update the financial statements to include unaudited financial statements for an interim period ending within 135 days of the effective date of the registration statement. If applicable, please update your financial statements to comply with Rule 8-08 of Regulation S-X. Please refer to Rule 8-03 of Regulation S-X regarding interim financial statements.

Report of Independent Registered Public Accounting Firm, page 1

26. Please provide a report containing the conformed signature of your independent registered public accounting firm. Refer to Rule 2-02(a) of Regulation S-X and subpart 232.302 of Regulation S-T.

Notes to Financial Statements, page 6

2. Accounting Policies, page 6

27. Please disclose your revenue recognition accounting policies. Refer to ASC 235-10-50-1.

Item 13. Other Expenses of Issuance and Distribution, page II-1

28. Please complete the table of estimated offering expenses.

Item 15. Recent Sale of Unregistered Securities, page II-1

29. State briefly the specific exemption you relied upon in these transactions. If you relied upon Regulation D, please tell us whether you filed a Form D.

Undertakings, page II-3

30. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your registration statement to include this undertaking.

Exhibit 5.1

31. Please have counsel provide us with the basis for the opinion that the common stock sold by you will be "fully paid" given that some purchasers may pay for shares by executing a promissory note. Specifically, tell us how the Delaware statutes and court interpretations of such statutes support your opinion. We may have further comment upon receipt of your response.

32. Also, it appears that counsel should be rendering two separate opinions, one that addresses the shares that have already been authorized and issued by you and another that addresses the shares to be issued by you. Please revise or advise

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, accountant at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director